Discovering Curaçao

Roshan Nebhrajani: Curaçao, it's a small island just three hours away from Miami. It's got beautiful beaches, a really unique history, and its own language. The Tourism Board asked us to come by and show Miamians what they're missing. So we're here checking out.

Reggie: Welcome to dushi Curaçao!

Reconnecting the River of Grass

"Bluegreen algae are all over the world in every ecosystem there is. If you don't fertilize them, they're good neighbors, but if you give them too much fertilizer, then they go *mimics sound of an explosion*."

"They used to be like the Bahamas - crystal clear, bathtub water, just beautiful."

"Growing up here was great. We had fishing and swimming. I spent more of my time on a Boston whaler than on a bike."

"We're fertilizing these algae and they go crazy. You know, like when you fertilize your garden - you put out phosphorus and nitrogen in your fertilizer - well, when that gets in the water, it fertilizes the algae. It comes into a green slime. That green slime will go into the blue toxic algae that everybody's talking about. That's when it starts burning your eyes, your throat, your nose, your headache, possible nausea... until it starts to rot, and that's where you get your smells of the sewer. That rot eventually drops to the bottom and settles, and if it's in the right conditions in the future it could rebloom."

"Historically, everything up here all used to drain into Okeechobee and all this water went into the lake, and all that flowed south through the Everglades. None of it went this way but when we decided we wanted to drain the state, it's 100 miles down to here, so only 25 miles to here, so an engineer says, 'Well, I'll just put a structure right here and we'll dig a canal where we can get the water out here, much faster than trying to get it all the way down to here.' And so they also dug another canal on this side, so when Lake Okeechobee fills up nowadays, we run the water east and west.

This was all Everglades coming down south, and now this is all farms.

The problem is this is a river, and we put this huge human enterprise right in the middle of our river. You have to rebuild this water management system to quit draining our water into the lake and then dumping it in the ocean.

We need to catch that water when we have it, we need to clean it, and we need to put it back into our natural systems.

We have this incredible state that people come from all around the world to see and we're wrecking it.

Aperitif with Josh Jean-Baptiste

My name is Joshua Jean-Baptiste. I am 26 years old. My birthday is on Halloween. I'm a Scorpio. I know there's 30 people that just cringed when they heard that.

I was on my way to baseball tryouts, when a friend of mine, still friends to this day, jumps in front of me and tells me 'Hey, do you want to do an improv audition?' 'Like, sure.' So I literally walked into the drama room, on stage, and was in the middle of an improv scene, and started doing improv, and people laughed.

If they wouldn't have stopped me, I would've been a baseball player, because I actually thought drama kids were stupid, which made sense because I used to be called stupid in my hood. So it was like, 'You so stupid,' like I was the stupid one. So I was like 'Oh, I'm with my people now.'

Halfway through college, I moved out of my house - that's when things really took flight because that's kind of the spark of the TV show that I'm currently working on. Like, I moved out with Edson, and he's the best creative person I've ever worked with ever.

It all came from him asking me, 'Oh what's up with you and girls?' And, you know, I was a skateboarding computer nerd that read blogs about life hacking and shit, so it wasn't really on my mind. But that kind of stirred up some conservation, and it was a bunch of macho guys I lived with, you know, it was like testosterone poisoning. I wasn't used to that.

I starting going out on dates that were being set up by them, and they would fail, like nonstop, back-to-back and they were wondering what was wrong. Every time I came back it was just a big session of them making fun of me and Edson, he was just like, 'Yo, I think you should start writing this stuff down.' I was, like, "Ah, nah.' Then he's, like, "No, seriously." And I started keeping a document of just some of these stories, and we shaped it into a little web series, and we filmed an episode and started getting some traction, which is really cool.

At that point, I found that what my experience was, it can be translated to script and it actually has some legit value artistically, and people need to see that, aside from large breasts and fast cars, that the city has a lot of culture and it's important that the world knows that, even from my voice, as a Haitian-American.

The show's about two broke Haitian-American guys in the real Miami, and I want to show what growing up as Haitian-American is like, because I haven't really seen it portrayed correctly on television. It's usually this general Caribbean accent where it's, like, 'Ey! Sak pase!' and it's like... 'What…'

So, you know, I need to do something on behalf of my people, and on behalf of my Miami people, to like put in the forefront that Miami is this culturally vibrant city where you're forced to blend. Everybody knows 'sak pase,' but the areas where they mix is, I think is beautiful, and you don't really see that a lot.

Thank you monsieur. What is it? It looks like it does something.

"It's watermelon punch. It's frozen, compressed, fresh watermelon and finger limes."

"This is not a Pokemon. It is a food."

"That is watermelon. That is compressed."

"How do compress watermelon? I was like, 'Can it eat this?' It's like a work of art.""

El Tamalero de Hialeah

Tamales, Tamales

Hot tamales.

My name is Romelio Reyes. I started selling Tamales in October 1995. I've been selling Tamales ever since I arrived.

There's tamales!

"I need 50 tamales by Saturday!" - Alright, you got it.

I've been making them for many years so I know how to season them and they come out soft and very flavorful…

I'm famous

I'm famous for these tamales.

A lot of the time people take the tamales to other countries. Because they love it.

The best tamales are here at Palm Ave and 53rd.

Take Care.

I sell 30 or 40 tamales daily. I cure 5 illnesses. I heal with my hands and with Jesus Christ.

Jesus Christ is the one who heals, I just lend my hands.

Tamales! There's Tamales! Hot! There's Tamales!

People come with their arms like that, and I put my hands here and I lift it and turn it. Put my hands on their knees and I remove their pain. I can heal backs, spines.

These hands that God gave me, are the only ones I use to remove pain.

America here.

[Meet Seattle's November Project](#)

"There's a joke about the 'Seattle freeze' - That's people moving here and having a hard time making friends.

I'd like to say that we're unfreezing Seattle."

There were a couple guys that started November Project in Boston back in 2011 as a way to hold each other accountable and make sure they were showing up for their workouts, so that they wouldn't let each other down.

It worked really well for us here in Seattle.

It's really been awesome to find ways to connect and become friends with different kinds of people from all walks of life - people that we wouldn't necessarily run into if we weren't all crazy enough to show up at 6:29 a.m. every Wednesday."

"First time I came here, the community was super strong. They welcome you with open arms.

The workout's as hard as you want it to be and always fun."

"Get into twos and let's get some rock-paper-scissors going."

"Every city needs community. We're on this earth to take care of each other, so when you bring people together like this, good things happen."